Exhibit 99.1

Contact:
Icahn Capital LP	Deason Capital Services, LLC
Susan Gordon	Jennifer Cole
(212) 702-4309	(214) 378 3600

CARL ICAHN AND DARWIN DEASON RELEASE JOINT STATEMENT REGARDING XEROX CORPORATION

New York, New York, January 22, 2018 – Today Carl Icahn and Darwin Deason released the following joint statement regarding Xerox Corporation (NYSE: XRX):

We are the first and third largest shareholders of Xerox, beneficially owning collectively over 40 million shares of the company’s common stock, constituting over 15% of the outstanding shares. Because we are completely aligned regarding our views on the following subjects, we have agreed to act in concert and have formed a “group” with respect to the contemplated solicitation of proxies to elect 4 new individuals to the board of directors at the 2018 annual meeting of Xerox’s shareholders –

•	In light of the recent accounting scandal at Fuji Xerox, the joint venture should be terminated or renegotiated to make it more favorable to Xerox;

•	Xerox should immediately commence a process with new independent advisors to explore strategic alternatives;

•	Xerox should immediately disclose the agreements governing the Fuji Xerox joint venture;

•	CEO Jeff Jacobson, a member of the Xerox “old guard,” is incapable of creating long-term value for Xerox shareholders and should be replaced immediately; and

•	If the “old guard” directors are unwilling to make the tough decisions necessary to prevent the Xerox ship from sinking, then they must be replaced as well.

The Wall Street Journal recently reported that Xerox is in talks with Fujifilm regarding an array of potential transactions that may or may not include a change of control of Xerox. We are not predisposed to approve or disapprove of any such transaction, whether with Fuji or any other party. But if Xerox is indeed exploring a transaction with Fuji that may result in a change of control (which to our view would make sense since we, like many others, believe consolidation in this industry is inevitable), then we implore the “old guard” directors – who have historically lacked the intestinal fortitude to challenge and demand accountability from Xerox management – to not do us all the tremendous disservice of allowing Jeff Jacobson to lead the negotiations. He is neither qualified nor capable of successfully running this company, let alone negotiating a major strategic transaction that will do more than save his own job.

Unfortunately, we have little faith that Xerox’s “old guard” directors will listen to us, which is why real change is needed now more than ever. Every day that the “old guard” remains in power – feebly overseeing the company’s steady decline – is a waste of time that could inevitably erode the value of our investment down to nothing. We simply cannot wait any longer for things to change. We must act before it is too late.

Stay tuned, fellow shareholders. This is just the beginning.

CARL C. ICAHN	DARWIN DEASON

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SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, DARWIN DEASON AND THEIR RESPECTIVE AFFILIATES FROM THE SHAREHOLDERS OF XEROX CORPORATION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF XEROX CORPORATION AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 14A FILED BY CARL C. ICAHN, DARWIN DEASON AND THEIR RESPECTIVE AFFILIATES WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 22, 2018.